Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of Exeter Resource Corporation (the “Company”) will be held on Monday, June 25, 2012 at 1660 – 999 West Hastings Street, Vancouver, British Columbia, Canada, at the hour of 1:00 p.m. (local time in Vancouver) at for the following purposes:

1.	To receive the annual financial statements of the Company for its financial year ended December 31, 2011 and the auditor’s report thereon;

2.	To determine the number of directors at seven;

3.	To elect directors for the ensuing year; and

4.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as the Company’s auditor for the ensuing financial year and to authorize the directors to set the auditor’s remuneration.

Accompanying this Notice of Meeting are: (1) an Information Circular, which provides additional information relating to the matters to be dealt with at the Meeting; (2) a form of proxy or voting instruction form (“VIF”) (including a financial statement request form for use by shareholders who wish to receive the Company’s future annual and/or interim financial statements and related management’s discussion and analysis); (3) a return envelope for use by the shareholders to send in their proxy or VIF; and (4) the annual financial statements and related management’s discussion and analysis.

Shareholders who cannot attend the Meeting in person may vote by proxy if a registered shareholder or provide voting instructions if a non-registered shareholder. If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1 by 1:00 p.m. (Pacific time) on Thursday, June 21, 2012 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

If you are a non-registered shareholder and a non-objecting beneficial owner, and receive a VIF from Computershare, please complete and return the form in accordance with the instructions. If you do not complete and return the form in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

If you are a non-registered shareholder and an objecting beneficial owner and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

DATED at Vancouver, British Columbia, this 16th day of May, 2012.

BY ORDER OF THE BOARD

“Yale R. Simpson”
Yale R. Simpson Chairman

INFORMATION CIRCULAR

for the

ANNUAL GENERAL MEETING

of

EXETER RESOURCE CORPORATION

to be held on

JUNE 25, 2012

INFORMATION CIRCULAR

EXETER RESOURCE CORPORATION

Suite 1660, 999 West Hastings Street

Vancouver, British Columbia

Canada V6C 2W2

Website: http://www.exeterresource.com

(all information as at May 11, 2012 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Exeter Resource Corporation (the “Company”) for use at the Annual General Meeting of the Company’s shareholders (the “Meeting”) to be held on June 25, 2012 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company at nominal cost.

All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY. A Proxy will not be valid unless it is completed, dated, signed and delivered to Computershare Investor Services Inc., of 100 University Avenue, 10th Floor, Toronto, Ontario, Canada M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the Proxy, the Proxy is not required to be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a Proxy should otherwise properly complete the Proxy and deliver it to Computershare Investor Services Inc. (“Computershare”) as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

This Information Circular and related materials are being sent to both registered owners and Non-Registered Holders of the securities of the Company. If you are a Non-Registered Holder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 2900 - 550 Burrard Street, Vancouver, British Columbia Canada V6C 0A3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or in any other manner provided by law. Only registered shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified, or where both choices have been specified by the shareholder, such shares will, on a poll, be voted in favour in accordance with the notes to the Proxy.

If a Non-Registered Holder’s Intermediary is a member of the NYSE-MKT (“MKT”), that member Intermediary may vote the Non-Registered Holder’s Proxy at its discretion when it has: i) sent the proxy materials to the Non-Registered Holder at least fifteen days prior to the Meeting, and ii) not received voting instructions from the Non-Registered Holder at least ten days prior to the Meeting.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. If any amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed Proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On May 11, 2012, the Company had issued and outstanding 88,225,753 fully paid and non-assessable common shares without par value, each share carrying the right to one vote.

Any shareholder of record at the close of business on May 11, 2012 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each common share registered in that shareholder’s name on the list of shareholders as at the Record Date, which is available for inspection during normal business hours at Computershare and will be available at the Meeting.

To the best of the knowledge of the directors and executive officers of the Company, there are no persons who, or corporations which, beneficially own, or control or direct, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company.

CURRENCY

Unless otherwise specified, all dollar amounts presented in this Information Circular are in Canadian currency.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular, “executive officer” of the Company means an individual who at any time during the year was the Chair, or a Vice-Chair or President of the Company; any Vice-President in charge of a principal business unit, division or function including sales, finance or production; and any individual who performed a policy-making function in respect of the Company.

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a)	a chief executive officer (“CEO”);

(b)	a chief financial officer (“CFO”);

(c)	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	any individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

As at December 31, 2011, the end of the most recently completed financial year of the Company, the Company had five Named Executive Officers, whose names and positions held within the Company are set out in the summary compensation table below.

Compensation Discussion and Analysis

The Company does not have a formal compensation program. However, the Compensation Committee of the board of directors (the “Board”) meets to discuss and determine the recommendations that it will make to the Board regarding management compensation, without reference to formal objectives, criteria or analysis. The general objectives of the Company’s compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; (c) provide a compensation package that is commensurate with other junior mineral exploration companies to enable the Company to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that it is a junior mineral exploration company without a history of earnings.

The Compensation Committee is composed of Robert G. Reynolds, John C. Simmons and Douglas W. Scheving, all of whom are independent directors, applying the definition set out in section 1.4 of National Instrument 52- 110 – Audit Committees (“NI 52-110”).

The Compensation Committee considers and evaluates executive compensation levels on an annual basis against available information for “peer group” companies, which are principally comprised of “junior mineral exploration” companies, to ensure that the Company’s executive compensation levels are within the range of comparable norms. In selecting peer group companies, the Compensation Committee primarily looks for public companies that are comparable in terms of business and size. In 2011, no review of cash compensation, was performed as executive compensation levels were reviewed when the existing contracts, with two year terms, for the Company’s executives were put in place effective September 1, 2010. In the first quarter of 2012, the Compensation Committee commissioned an independent organization to provide an up to date review of the Company’s executive compensation package.

Currently, the principal components of the Company’s executive compensation packages are base remuneration, long-term incentive in the form of stock options, and a discretionary annual incentive cash bonus. The Company targets base remuneration, bonuses, and option based awards towards an upper level relative to peer companies for similarly experienced executives performing similar duties. Generally, awards are made within this range, although compensation is awarded above or below in cases of exceptional or poor corporate and/or individual performance or other individual factors relating to a Named Executive Officer. The Company benchmarks against upper compensation because benchmarking allows the Company to attract and retain executives, provides an incentive for executives to strive for better than average performance to earn better than average compensation and helps the Company to manage the overall cost of management compensation.

While the Compensation Committee believes that it is important to use benchmarking data to assist it in determining appropriate ranges for executive compensation, it also considers other factors when awarding executive compensation, such as the overall financial strength of the Company, its exploration successes and equity financing success.

Base remuneration is used to provide the Named Executive Officers a set amount of money during the year with the expectation that each Named Executive Officer will perform his responsibilities to the best of his ability and in the best interests of the Company.

The granting of incentive stock options provides a link between management compensation and the Company’s share price. It also rewards management for achieving results that improve Company performance and thereby increase shareholder value. Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter. In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, consideration is given to: the number and terms of outstanding incentive stock options held by the Named Executive Officer; current and expected future performance of the Named Executive Officer; the potential dilution to shareholders and the cost to the Company; general industry standards and the limits imposed by the terms of the Company’s stock option plan, as amended (the “Plan”) and the Toronto Stock Exchange (the “TSX”). The Company considers the granting of incentive stock options to be a particularly important element of compensation as it allows the Company to reward each Named Executive Officer’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury. The terms and conditions of the Company’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Plan, which are described under “Incentive Plan Awards” below.

Finally, the Compensation Committee will consider whether it is appropriate and in the best interests of the Company to award a discretionary cash bonus to the Named Executive Officers and if so, in what amount. A cash bonus may be awarded to reward extraordinary performance that has led to increased value for shareholders through strategic corporate transactions, property acquisitions or divestitures, the formation of new strategic or joint venture relationships and/or capital raising efforts. Demonstrations of extraordinary personal commitment to the Company’s interests, the community and the industry may also be rewarded through a cash bonus.

During the financial year ended December 31, 2011, Mr. Roxburgh, Mr. Simpson, Mr. Bond, Mr. Perkins and Mr. Montpellier each were awarded a bonus in recognition of their respective efforts on behalf of the Company, receiving $125,000, $75,000, $100,000, $50,000 and $100,000 respectively. Among other things, these awards were in recognition of the significant advancement of the Company’s project.

Performance Graph

The Company graduated from the TSX Venture Exchange to the TSX on October 27, 2009. The following graph compares the total cumulative shareholder return for $100 invested in common shares of the Company beginning on January 1, 2007 with the cumulative total return of the S&P/TSX Composite Index (“S&P/TSX”) for the five most recently completed financial years of the Company.

Exeter Resource Corporation (“XRC”)

Comparison of Five Year Total Common Shareholders’ Return

	Jan. 1, 2007	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2011
Exeter Resource Corporation	$100	$243.64	$107.27	$336.82	$281.82	$121.36
S&P/TSX	$100	$110.77	$66.60	$94.13	$107.74	$95.81

The graph above, which compares “Total Common Shareholders’ Return” against the S&P / TSX over the last five years, reflects that the Company has performed better than the S&P / TSX. Over the same period the Named Executive Officer cash compensation has adjusted in response to both competitive and retention demands and market benchmarking. This has tracked the performance of the market price of the Company’s common shares and the S&P / TSX, except for 2008, since the decrease in the Company’s share price in 2008 is primarily related to the global recession and credit crisis, rather than the performance of management. The decreases in salary in 2011, for 3 of the 5 NEOs, are as a result of updated consulting agreements which adjusted compensation following the Plan of Arrangement to spin off the Argentine assets to Extorre Gold Mines Limited approved by the shareholders, while total compensation has declined in line with corporate performance.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for the three most recently completed financial years. For the information concerning compensation related to Named Executive Officers of previous years, please refer to the Company’s previous Management Proxy Circulars available at www.sedar.com.

Name and Principal Position	Year	Salary ($)			Share- based awards ($)	Option- based awards ($)(1)		Non-equity incentive plan compensation				Pension value ($)(3)	All other compensation ($)	Total compensation ($)
								Annual incentive plan(2)			Long- term incentive plan(2)
Bryce G. Roxburgh, President & CEO	2011 2010 2009	$ $ $	360,000 360,000 360,000	(5) (5) (5)	Nil Nil Nil	$ $ $	606,740 1,635,276 1,451,631	$ $ $	125,000 100,000 100,000	(4) (4) (4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$ $ $	1,091,740 2,095,276 1,911,631
Yale R. Simpson, Chairman	2011 2010 2009	$ $ $	175,000 251,060 234,546	(6) (7) (8)	Nil Nil Nil	$ $ $	407,053 1,997,877 1,013,330	$ $ $	75,000 50,000 100,000	(4) (4) (4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$ $ $	657,050 2,298,937 1,347,876
Cecil R. Bond, Chief Financial Officer	2011 2010 2009	$ $ $	200,000 253,332 229,998	(9) (10) (11)	Nil Nil Nil	$ $ $	460,815 1,694,085 692,357	$ $ $	100,000 75,000 100,000	(4) (4) (4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$ $ $	760,815 2,022,417 1,022,355
R. Jeremy Perkins, VP Development & Operations	2011 2010 2009	$ $ $	260,981 180,481 266,921	(12) (12) (12)	Nil Nil Nil	$ $	Nil 996,734 74,485	$ $	50,000 60,000 Nil	(4) (4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$ $ $	310,981 1,237,215 341,406
Louis G. Montpellier, VP Corporate Development and General Counsel (15)	2011 2010	$ $	200,000 230,000	(13) (14)	Nil Nil	$ $	307,210 3,013,300		$100,000 Nil	(4)	Nil Nil	Nil Nil	Nil Nil	$ $	607,210 3,243,300

(1)

The Company used the Black-Scholes option pricing model for determining the fair value of stock options issued at grant date. These values do not represent actual amounts received by the NEOs as the gain, if any, will depend on the market value of the shares on the date that the option is exercised.

(2)

The Company does not currently have a formal annual incentive plan or long term incentive plan for any of its executive officers, including its Named Executive Officers, but may award discretionary bonus payments from time to time.

(3)	The Company does not have any pension, retirement or deferred compensation plans, including defined contribution plans.
(4)	Discretionary bonus paid for continuing and past service.
(5)	The Company paid a fee of $30,000 per month during the financial years ended December 31, 2011, 2010 and 2009 to Rowen Company Limited (“Rowen”) a company controlled by Mr. Roxburgh.
(6)	The Company paid a fee of $14,583 per month for the financial year ended December 31, 2011 to Canaust Resource Consultants Ltd. (“Canaust”). Canaust is controlled by Mr. Simpson
(7)	The Company paid a fee of $24,091 per month for the first eight months and $14,583 per month for the last four months of the financial year ended December 31, 2010 to Canaust.
(8)	The Company paid a fee of $15,000 per month for the first six months and $24,091 per month for the last six months of the financial year ended December 31, 2009 to Canaust.
(9)	The Company paid a fee of $16,667 per month for the financial year ended December 31, 2011 to 667060 B.C. Ltd. (“667060”), a company controlled by Mr. Bond.
(10)	The Company paid a fee of $23,333 per month for the first eight months and $16,667 per month for the last four months of the financial year ended December 31, 2010 to 667060.
(11)	The Company paid a fee of $15,000 per month for the first six months and $23,333 per month for the last six months of the financial year ended December 31, 2009 to 667060.
(12)	Fees paid by the Company are paid to J Perkins & Associates Pty Ltd. (“JPA”), a company controlled by Mr. Perkins.
(13)	The Company paid a fee of $16,667 per month for the financial year ended December 31, 2011 to Patrocinium Services Corp. (“Patrocinium”), a company controlled by Mr. Montpellier.
(14)

Mr. Montpellier was appointed to his current position, and ceased to be an independent director on February 1, 2010. The Company paid a fee of $23,333 per month for the seven months from February to August 2010 and $16,667 for the last four months of the fiscal year ended December 31, 2010 to Patrocinium.

The Company entered into consulting agreements dated as of September 1, 2010 with Bryce Roxburgh (“Roxburgh”), Cecil Bond (“Bond”), Yale Simpson (“Simpson”) and Louis Montpellier (“Montpellier”), and the companies through which their services are provided.

Pursuant to the consulting agreement between the Company, Rowen of Hong Kong and Roxburgh, Rowen provides the services of Roxburgh to the Company, and provides for Roxburgh to serve as a director of the Company as elected and to hold the offices of President and CEO of the Company at the pleasure of the Board. Roxburgh is a beneficiary of Rowen. The Company pays Rowen a monthly consulting fee of $30,000 for Roxburgh’s services. The agreement has a term of two years, and upon expiry, will automatically be extended for a further two years unless the Company gives 180 days notice that it will not extend the agreement. See “Termination and Change of Control Benefits” below.

Pursuant to the consulting agreement between the Company, 667060 and Bond, 667060 provides the services of Bond to the Company, and provides for Bond to serve as CFO of the Company at the pleasure of the Board. 667060 is controlled by Bond. The Company pays 667060 a monthly consulting fee of $16,667 for Bond’s services. The agreement has a term of two years, and upon expiry, will automatically be extended for a further two years unless the Company gives 180 days notice that it will not extend the agreement. See “Termination and Change of Control Benefits” below.

Pursuant to the consulting agreement between the Company, Canaust of British Columbia and Simpson, Canaust provides the services of Simpson to the Company, and provides for Simpson to serve as a director of the Company as elected and to hold the office of Chairman at the pleasure of the Board. Canaust is controlled by Simpson. The Company pays Canaust a monthly consulting fee of $14,583 for Simpson’s services. The agreement has a term of two years, and upon expiry, will automatically be extended for a further two years unless the Company gives 180 days notice that it will not extend the agreement. See “Termination and Change of Control Benefits” below.

Pursuant to the consulting agreement between the Company, Patrocinium and Montpellier, Patrocinium provides the services of Montpellier to the Company, and provides for Montpellier to serve as a director of the Company as elected and to hold the office of Vice President Corporate Development and Legal at the pleasure of the Board. Patrocinium is controlled by Montpellier. The Company pays Patrocinium a monthly consulting fee of $16,667 for Montpellier’s services. The agreement has a term of two years, and upon expiry, will automatically be extended for a further two years unless the Company gives 180 days notice that it will not extend the agreement. See “Termination and Change of Control Benefits” below.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table is a summary of all option-based awards and share-based awards to the Named Executive Officers that were outstanding at the end of the most recently completed financial year.

	Option based Awards							Share based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)			Option expiration date		Value of unexercised in-the-money options ($)(3)	Number of shares or units of shares that have not vested (#)	Market or payout value of shares- based awards that have not vested	Market or payout value of shares-based awards not paid out or distributed ($)
Bryce G. Roxburgh	100,000 100,000 150,000 358,000 400,000 250,000 180,000 300,000 200,000 197,500	$ $ $ US$ $ US$ $ $ $ $	2.39 2.25 2.25 0.96 2.25 2.34 6.84 7.00 6.20 5.00	(1) (1) (1) (1) (1) (1)	Feb. 3, 2012 Jun. 27, 2012 Nov. 13, 2012 Nov. 17, 2013 Feb. 27, 2014 Jul. 17, 2014 Mar. 25, 2015 Aug. 17, 2015 Dec. 6, 2015 May 2, 2016	(2)	$978,520	Nil	Nil	Nil
Yale R. Simpson	100,000 100,000 150,000 360,000 400,000 180,000 70,000 350,000 147,500	$ $ $ $ $ $ $ $ $	2.39 2.25 2.25 1.18 2.25 6.84 7.00 6.20 5.00	(1) (1) (1) (1) (1) (1)	Feb. 3, 2012 June 27, 2012 Nov. 13, 2012 Nov. 17, 2013 Feb. 27, 2014 Mar. 25, 2015 Aug. 17, 2015 Dec. 6, 2015 May 2, 2016	(2)	$837,400	Nil	Nil	Nil
Cecil R. Bond	50,000 100,000 400,000 150,000 150,000 150,000 132,500	$ $ $ $ $ $ $	2.25 2.25 2.25 5.46 6.84 6.20 5.00	(1) (1) (1) (1)	June 27, 2012 Nov. 13, 2012 Feb. 27, 2014 Feb. 1, 2015 Mar. 25, 2015 Dec. 6, 2015 May 2, 2016		$231,000	Nil	Nil	Nil
S. R. Jeremy Perkins	50,000 120,000 100,000 100,000 150,000	$ $ $ $ $	5.46 6.84 6.39 6.20 5.00	(1)	Feb. 1, 2015 Mar. 25, 2015 Aug. 17, 2015 Dec. 6, 2015 May 2, 2016		Nil	Nil	Nil	Nil
Louis G. Montpellier	200,000 100,000 500,000 150,000 100,000	$ $ $ $ $	2.25 2.61 5.46 6.20 5.00	(1) (1) (1)	Jan. 23, 2013 Jul. 17, 2014 Feb. 1, 2015 Dec. 6, 2015 May 2, 2016		$91,000	Nil	Nil	Nil

(1)	The option exercise prices were reduced by 21% in accordance with the Plan of Arrangement to spin out the Argentine assets to Extorre Gold Mines Limited approved by shareholders.
(2)	The original option expiry date of November 30, 2011 was extended to February 3, 2012 as a result of a black out period which affected these options.
(3)

In-the-money options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. This amount is calculated as the difference between the market value of the securities underlying the options on December 31, 2011, being the last trading day of the Company’s shares for the financial year, and the exercise price of the option. The closing market price of the Company’s shares as at December 31, 2011 was $2.67. Except for 100,000 options exercised by Mr. Roxburgh and 100,000 options exercised by Mr. Simpson subsequent to the year end, all with an exercise price of $2.39, these options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the market value of the underlying securities on the date of exercise.

Subsequent to the year ended December 31, 2011, 375,000 stock options were granted to Mr. Roxburgh and 325,000 stock options were granted to Mr. Simpson which are exercisable at $3.64 per share until February 8, 2017. Additionally, 225,000 stock options were granted to Mr. Bond, 200,000 stock options were granted to Mr. Perkins, and 165,000 stock options were granted to Mr. Montpellier, which are exercisable at $3.01 per share until March 7, 2017.

Incentive Plan Awards – Value Vested or Earning During The Year

The following table is a summary of the value of awards vested or earned during the most recently completed financial year for the Named Executive Officers.

Name	Option-based awards – Value vested during the year ($)(1)(2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Bryce G. Roxburgh	Nil	Nil	$125,000	(3)
Yale R. Simpson	Nil	Nil	$75,000	(3)
Cecil R. Bond	Nil	Nil	$100,000	(3)
S. R. Jeremy Perkins	Nil	Nil	$50,000	(3)
Louis G. Montpellier	Nil	Nil	$100,000	(3)

(1)

Value vested during the year is calculated by subtracting the market price of the Company’s common shares on the date the option vested (being the closing price of the Company’s shares on the Exchange on the last trading day prior to the vesting date) from the exercise price of the option.

(2)	No options vested during the year, options vested immediately or the market price of the Company’s common shares on the date the option vested was lower than the exercise price of the option.
(3)	Discretionary bonus paid for continuing and past service.

During the year Mr. Roxburgh and Mr. Simpson each exercised 72,500 options, with option exercise prices of $1.99 per option; Mr. Bond exercised 50,000 options which had an option exercise price of $1.99 and 75,000 options which had an option exercise price of $2.39 per option.

The Company has a stock option plan which provides for equity participation in the Company by eligible directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options to purchase common shares. On February 5, 2010, the Board approved certain amendments to the Plan (the “Amended Plan”), as described below. On March 11, 2010, the shareholders approved, subject to regulatory acceptance, the Amended Plan. The purpose of the Amended Plan is to attract and retain superior directors, officers, employees, consultants and other person or companies engaged to provide ongoing services to the Company as an incentive for such persons to put forth maximum effort for the continued success and growth of the Company and in connection with these goals, to encourage their participation in the performance of the Company.

The Amended Plan is a “rolling” 15% plan whereby the aggregate maximum number of common shares available for issuance under the Amended Plan and all other security based compensation arrangements at any given time is 15% of the issued and outstanding common shares of the Company. As at the date of the Information Circular, there are options to purchase 10,085,900 shares of the Company outstanding (11.4% of the issued and outstanding shares) and 3,147,962 shares are available for future option awards (3.6% of the issued and outstanding shares).

The Amended Plan provides that stock options may be granted only to eligible persons (“Eligible Persons”), being directors, officers, employees, consultants, and to consultant companies (as defined in National Instrument 45-106) of the Company and any of its affiliates.

If a stock option is exercised, expires or otherwise terminates, the number of common shares in respect of such option will again be available for the purposes of the Amended Plan.

The Amended Plan may be terminated by the Board at any time, but such termination will not alter the terms or conditions of any option awarded prior to the date of such termination. Any stock option outstanding when the Amended Plan is terminated will remain in effect until it is exercised or expires or is otherwise terminated in accordance with the provisions of the Amended Plan.

The Amended Plan provides that other terms and conditions including any vesting schedule as determined by the Board may be attached to a particular stock option. Where applicable, such vesting, terms and conditions will be referred to in a schedule attached to the option certificate.

The Amended Plan provides that it is solely within the discretion of the Board to determine which Eligible Persons should receive stock options and in what amounts. The Board may issue a majority of the options to insiders of the Company. However, unless the Company has received disinterested shareholder approval, in no case will the number of common shares reserved for issuance and issuable within a one-year period to insiders, under the Amended Plan and any other security-based compensation arrangement, exceed 10% of issued and outstanding common shares.

Options awarded under the Amended Plan will be for a term not to exceed ten years from their award date. Unless the Company otherwise decides, in the event an option holder ceases to be a director, officer, consultant or employee of the Company other than by reason of death, his or her option will expire on the earlier of the expiry date stated in the option certificate (the “Fixed Expiry Date”) and the 90th day following termination of his or her relationship with the Company. Notwithstanding the foregoing, an option will expire immediately in the event a relationship with a director, officer, employee or consultant is terminated for cause (as such term is defined in the Amended Plan). In the event of the death of an option holder, his or her option will expire six months after the date of death or on the Fixed Expiry Date, whichever is earlier. In the event of a change of control of the Company, the Board may, in its sole discretion, deal with outstanding options in the manner it deems fair and reasonable in light of the circumstances.

The price at which an option holder may purchase a common share upon the exercise of an option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the market price of the Company’s common shares as of the date of the award of the stock option (the “Award Date”). The market price of the Company’s common shares for a particular Award Date would typically be the closing trading price of the Company’s common shares on the last trading day immediately preceding the Award Date and if there was no sale on the TSX on such date, then the last sale prior thereto, or otherwise in accordance with the terms of the Plan.

A stock option will be non-assignable except that it will be exercisable by the personal representative of the option holder in the event of the option holder’s death or incapacity.

Under the terms of the Amended Plan, if an option expires during a period in which a trading black-out period is imposed by the Company to restrict trades in the Company’s securities, the option will expire ten business days after the black-out period is lifted by the Company.

Subject to the policies of the TSX, the Board may, at any time, without further action by its shareholders, amend the Amended Plan or any option granted thereunder, in the following circumstances:

(a)	amendments of a “housekeeping” nature including, but not limited to, of a clerical grammatical or typographical nature;

(b)	to correct any defect, supply any information or reconcile any inconsistency in the Amended Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Amended Plan;

(c)	a change to the vesting provisions of any option or the Amended Plan;

(d)	amendments to reflect any changes in requirements of any regulatory body or stock exchange to which the Company is subject;

(e)	a change to the termination provisions of an option which does not result in an extension beyond the original term of the option;

(f)	in the case of any option, the substitutions and/or adjustments contemplated under the adjustment provisions of the Amended Plan;

(g)	the addition of a cashless feature, payable in cash or securities of the Company; and

(h)	a change to the class of eligible persons that may participate under the Amended Plan,

provided that, in the case of any option, no such amendment may, without the consent of the participant, materially decrease the rights or benefit accruing to such participant or materially increase the obligations of such participant. Specific disinterested shareholder approval is required for any reduction in the exercise price of an option or any extension of the term of an option for an optionee who is an insider at the time of the proposed amendment.

Subject to any required action by the shareholders and any necessary approval of the regulatory authorities, the exercise price and the number of common shares which are subject to an option may be adjusted from time to time for share dividends, in the event of arrangement, amalgamation, reclassifications, reorganizations, or changes in the capital structure of the Company, and any other change that the Board in its sole discretion, determines equitable requires and adjustment to be made.

There are no stock appreciation rights (SAR) associated with options granted under the Amended Plan and there is no provision under the Plan to transform stock options into stock appreciation rights. The Amended Plan must be approved and ratified by the shareholders of the Company every three years.

Common shares will not be issued pursuant to options granted under the Amended Plan until they have been fully paid for. The Company will not provide financial assistance to option holders to assist them in exercising their options.

Termination and Change of Control Benefits

The consulting agreements with each of Rowen and Bryce Roxburgh; 667060 and Cecil Bond; Patrocinium and Louis Montpellier and Canaust and Yale Simpson contain the following provisions. Where termination notice is given by the Company, other than for certain specified reasons, the Company will pay Rowen, 667060, Patrocinium or Canaust, as applicable, a lump sum equal to 24 times the monthly consulting fee under the agreement plus an amount equivalent to the highest annual bonus paid in the immediately preceding two years. If no such annual bonus has been paid then the deemed annual bonus will be fifty percent of the annual fee paid to the consultant. Where termination notice is delivered by either party within the 90-day period following a Change of Control, the Company will pay Rowen, 667060, Patrocinium or Canaust, as applicable, a lump sum equal to 30 times the monthly consulting fee under the agreement, plus 2 times the annual bonus or deemed annual bonus.

“Change of Control” is defined as:

(i)	the sale, transfer or disposition of the Company’s assets in complete liquidation or dissolution of the Company; or

(ii)	the Company amalgamates, merges or enters into a plan of arrangement with another company at arm’s length to the Company and its affiliates, other than an amalgamation, merger or plan of arrangement that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power of the surviving or resulting entity outstanding immediately after such amalgamation, merger or plan of arrangement; or

(iii)	any Person or combination of Persons at arm’s length to the Company and its affiliates acquires or becomes the beneficial owner of, directly or indirectly, more than 20% of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect, and such person or combination of persons exercise(s) the voting power attached to such securities in a manner that causes the Incumbent Directors to cease to constitute a majority of the Board; or

(iv)	any Person or combination of Persons at arm’s length to the Company and its affiliates acquires or becomes the beneficial owner of, directly or indirectly, more than 50% of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect; or

(v)	the removal, by extraordinary resolution to the shareholders of the Company, of more than 51% of the then Incumbent Directors of the Company, or the election of a majority of directors to the Board who were not nominees of the Incumbent Board at the time immediately preceding such election.

“Incumbent Director” means any member of the Board who was a member of the Board prior to the occurrence of the transaction, transactions or elections giving rise to a Change of Control and any successor to an Incumbent Director who was recommended or elected or appointed to succeed an Incumbent Director by the affirmative vote of a majority of the Incumbent Directors then on the Board.

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency or entity however designated or constituted.

Had a notice of termination been given on December 31, 2011 in the circumstances described above other than a Change of Control Rowen would have been entitled to an immediate payment of approximately $845,000; 667060 would have been entitled to an immediate payment of approximately $500,000; Patrocinium would have been entitled to an immediate payment of approximately $500,000; and Canaust would have been entitled to an immediate payment of approximately $425,000.

Had a Change of Control occurred on December 31, 2011, and the Company determined that it would act in accordance with the provisions of the contracts and where such notice of termination was given under each of the consulting agreements, Rowen would have been entitled to an immediate payment of approximately $1,150,000; 667060 would have been entitled to an immediate payment of approximately $700,000; Patrocinium would have been entitled to an immediate payment of $700,000 and Canaust would have been entitled to an immediate payment of approximately $587,500.

Director Compensation

During 2011 directors were not compensated for their services, other than through the granting of incentive stock options. Effective January 1, 2012, non-executive directors will receive fees totalling $50,000 per annum payable quarterly. The granting of incentive stock options provides a link between director compensation and the Company’s share price. Stock options are generally awarded to directors when they are first elected by the shareholders or appointed by the Board and periodically thereafter. In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, consideration is given to: the number and terms of outstanding incentive stock options held by the director; current and expected future contribution of the director; the potential dilution to shareholders and the cost to the Company; general industry standards; and the limits imposed by the terms of the Plan and the TSX. The Company considers the granting of incentive stock options to be a particularly important element of compensation as it allows the Company to reward each director’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury.

Director Compensation Table

The following table is a summary of all compensation provided to the directors of the Company for the most recently completed financial year.

Name(1)	Fees earned ($)	Share- based awards ($)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Douglas W. Scheving	Nil	Nil	$184,326	Nil	Nil	Nil	$184,326
Robert G. Reynolds	Nil	Nil	$184,326	Nil	Nil	Nil	$184,326
Julian Bavin	Nil	Nil	$307,210	Nil	Nil	Nil	$307,210
John C. Simmons	Nil	Nil	$307,210	Nil	Nil	Nil	$307,210

(1)

In addition to being directors of the Company, Bryce G. Roxburgh, Yale R. Simpson and Louis G. Montpellier are also Named Executive Officers. For disclosure regarding Mr. Roxburgh’s, Mr. Simpson’s and Mr. Montpellier’s compensation, please refer to the ‘Summary Compensation Table’ above.

(2)

The Company used the Black-Scholes option pricing model for determining the fair value of stock options issued at grant date. These amounts do not represent actual amounts received by the directors, as any gain, if any, will depend on the market value of the shares on the date that the option is exercised.

Outstanding Share-Based Awards and Option-Based Awards

The following table is a summary of all option-based awards to the directors of the Company that were outstanding at the end of the most recently completed financial year. There were no share-based awards outstanding at the end of the most recently completed financial year.

	Option based Awards						Share based Awards
Name(1)	Number of Securities underlying unexercised options (#)	Option exercise price ($)			Option expiration date	Value of unexercised in-the-money options ($)(3)	Number of shares or units of shares that have not vested (#)	Market or payout value of shares- based awards that have not vested (#)	Market or payout value of shares- based awards not paid out or distributed ($)
Douglas W. Scheving	40,000 50,000 45,000 75,000 75,000 60,000	$ $ $ $ $ $	1.99 2.25 1.18 6.84 6.20 5.00	(2) (2) (2)	Feb. 13, 2012 Nov. 13, 2012 Nov. 17, 2013 Mar. 25, 2015 Dec. 6, 2015 May, 2, 2016	$115,250	Nil	Nil	Nil
Robert G. Reynolds	200,000 50,000 125,000 75,000 75,000 60,000	$ $ $ $ $ $	2.25 2.25 1.18 6.84 6.20 5.00	(2) (2) (2)	June 27, 2012 Nov. 13, 2012 Nov. 17, 2013 Mar. 25, 2015 Dec. 6, 2015 May, 2, 2016	$291,250	Nil	Nil	Nil
Julian Bavin	300,000 75,000 100,000	$ $ $	6.84 6.20 5.00		Mar. 25, 2015 Dec. 6, 2015 May, 2, 2016	Nil	Nil	Nil	Nil
John C. Simmons	250,000 125,000 100,000	$ $ $	6.39 6.20 5.00		Aug. 17, 2015 Dec. 6, 2015 May, 2, 2016	Nil	Nil	Nil	Nil

(1)

In addition to being directors of the Company, Bryce G. Roxburgh, Yale R. Simpson and Louis G. Montpellier are also Named Executive Officers. For disclosure regarding Mr. Roxburgh’s, Mr. Simpson’s and Mr. Montpellier’s option-based awards outstanding at the end of the most recently completed financial year, please refer to the incentive plan awards table above.

(2)	The option exercise prices were reduced by 21% in accordance with the Plan of Arrangement to spin out the Argentine assets to Extorre Gold Mines Limited approved by shareholders.
(3)

In-the-money options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. This amount is calculated as the difference between the market value of the securities underlying the options on December 31, 2011, being the last trading day of the Company’s shares for the financial year, and the exercise price of the option. The closing market price of the Company’s shares as at December 31, 2011 was $2.67. Except for 85,000 options exercised by Mr. Scheving subsequent to year end, these options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the market value of the underlying securities on the date of exercise.

Subsequent to the year ended December 31, 2011, 90,000 stock options were granted to Mr. Scheving, 190,000 stock options were granted to Mr. Reynolds and 225,000 stock options were granted to each of Mr. Bavin and Mr. Simmons, all of which are exercisable at $3.64 per share until March 7, 2017.

Incentive Plan Awards – Value Vested or Earned During The Year

The following table is a summary of all value vested or earned during the most recently completed financial year for the directors of the Company.

Name(1)	Option-based awards – Value vested during the year ($)(2)(3)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Douglas W. Scheving	Nil	Nil	Nil
Robert G. Reynolds	Nil	Nil	Nil
Julian Bavin	Nil	Nil	Nil
John C. Simmons	Nil	Nil	Nil

(1)

In addition to being directors of the Company, Bryce G. Roxburgh, Yale R. Simpson and Louis G. Montpellier are also Named Executive Officers. For disclosure regarding Mr. Roxburgh’s, Mr. Simpson’s and Mr. Montpellier’s incentive plan awards, please refer to the incentive plan awards table above.

(2)

Value vested during the year is calculated by subtracting the market price of the Company’s common shares on the date the option vested (being the closing price of the Company’s shares on the Exchange on the last trading day prior to the vesting date) from the exercise price of the option.

(3)	No options vested during the year, options vested immediately or the market price of the Company’s common shares on the date the option vested was lower than the exercise price of the option.

During the year Mr. Scheving exercised 20,000 options at an exercise price of $2.39 each, 15,000 options at an exercise price of $1.18 each and 15,000 options at an exercise price of $1.99 each;

Subsequent to the year end, Mr. Scheving exercised 40,000 options which had an exercise price of $1.99 per option and 45,000 options which had an exercise price of $1.18 per option.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the Company’s last completed financial year, no current or former executive officer, director or employee of the Company or any of its subsidiaries, proposed nominee for election as a director of the Company or associate of any director or executive officer of the Company or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	12,428,400	$4.30	670,462
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	12,428,400	$4.30	670,462

INTEREST OF INFORMED PERSONS OR COMPANIES IN MATERIAL TRANSACTIONS

Other than as set out elsewhere in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, nor any shareholder beneficially owning, directly or indirectly, Common Shares of the Company, or exercising control or direction over Common Shares of the Company, or a combination of both, carrying more than 10% of the voting rights attached to the outstanding Common Shares of the Company nor an associate or affiliate of any of the foregoing persons has since January 1, 2011 (being the commencement of the Company’s last completed financial year) any material interest, direct or indirect, in any transactions or proposed transactions which materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

For a description of management contracts, please see “Statement of Executive Compensation – Summary Compensation Table” above.

Except as noted above, management functions of the Company and its subsidiaries are substantially performed by directors or executive officers of the Company or its subsidiaries and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, a “Person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution determining the number of directors of the Company of seven (7) for the ensuing year.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia) (“Business Corporations Act”).

The following table sets out the names of the nominees for election as a director (a “proposed director”), the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Company, their present principal occupations and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, or controlled or directed, directly or indirectly, as at the date hereof.

Name, Position(s) with the Company(1) and Place of Residence(3)	Principal Occupation(2) (3)	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held(3)
Bryce G. Roxburgh President, CEO and Director Philippines	President and CEO of the Company since September 4, 2003; Co-Chairman of Extorre Gold Mines Limited since March 2010; and Chairman of Rugby Mining Limited since January 2007.	March 20, 2003	4,009,450	(7)
Yale R. Simpson Chairman of the Board Director B.C. Canada	Chairman of the Company since September 11, 2003; Co-Chairman of Extorre Gold Mines Limited since March 2010; President of Canaust Resource Consultants Ltd. since 1992; Director of Diamonds North Resources Ltd. since March 2002, Maudore Minerals Ltd. since November 2009, Silver Quest Resources Ltd. since December 2009 and Rugby Mining Limited since January 2007,	June 10, 2003	1,695,750
Douglas W. Scheving(4)(5)(6) Director B.C. Canada	Served as Corporate Secretary of the Company from July 1993 until June 16, 2004 and Executive consultant for companies in the resource sector since 1993.	July 16, 1993	Nil
Robert G. Reynolds(4)(5)(6) Director N.S.W., Australia	Chartered Accountant; Chairman of Alacer Gold Corp. March 2002 to August 2011; and Director of Extorre Gold Mines Limited since March 2010, Rugby Mining Limited since January 24, 2007, Convergent Minerals Ltd. since December 2011, and Global Geoscience Limited since December 2007.	June 12, 2007	Nil
Louis G. Montpellier VP Corporate Development, General Counsel and Director B.C. Canada	Vice President, Corporate Development of the Company since February 1, 2010; Senior Vice President of Extorre Gold Mines Limited since March 2010; Mining lawyer; and Partner Gowling Lafleur Henderson LLP from April 2001 to February 2011.	January 21, 2008	22,500

Name, Position(s) with the Company(1) and Place of Residence(3)	Principal Occupation(2) (3)	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held(3)
John C. Simmons (4)(5) Director B.C. Canada	Fellow of the Institute of Chartered Accountants in Australia. Established a chartered accountancy practice during 1978, subsequently renamed Simmons Johnson & Co., which has now merged with a larger firm with international affiliations known as Nexia Court & Co.	August 17, 2010	Nil
Julian Bavin(6) Director Santiago, Chile	Director of Pan Global Resources since June 2010; CEO of Pan Global Resources since December 2010; served as Rio Tinto’s Exploration Director for South America between 2001 and 2009.	March 25, 2010	Nil

(1)	For the purposes of disclosing positions held in the Company, “Company” includes the Company and any parent or subsidiary thereof.
(2)	Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.
(3)

The information as to province or state and country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(4)	Member of the Company’s Audit Committee.
(5)	Member of the Company’s Compensation Committee
(6)	Member of the Company’s Nominating and Corporate Governance Committee.
(7)	2,600,000 of these shares are registered in the name of Rowen Company Limited. Mr Roxburgh is a beneficiary of Rowen.

To the best knowledge of the Company, except as noted below, none of the proposed directors (or any of their personal holding companies) of the Company:

(a)	is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company, including the Company, that:

(i)	was subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days while that person was acting in the capacity as director, executive officer or chief financial officer; or

(ii)	was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation in each case for a period of 30 consecutive days, that was issued after the person ceased to be a director, chief executive officer or chief financial officer in the company and which resulted from an event that occurred while that person was acting in the capacity as director, executive officer or chief financial officer; or

(b)	is as at the date of this Information Circular or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company, including the Company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager as trustee appointed to hold the assets of that individual.

A management cease trade order dated May 1, 2007 was issued against Mr. Scheving and the other directors of Columbus Energy Limited, (at the time Golden Dynasty Resources Limited) in respect of Columbus Energy Limited's inability to file its annual audited financial statements for the year ended December 31, 2006.

The inability to issue the financial statements arose due to difficulties in obtaining financial statements of its former subsidiary Terratek Drilling Tools Pty Limited. The management cease trade order was revoked on July 4, 2007 following the filing of the required financial statements.

None of the proposed directors (or any of their personal holding companies) has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

AUDIT COMMITTEE DISCLOSURE

Under NI 52-110, companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor. This information is provided in the Company’s annual information form dated March 30, 2012 (the “AIF”) with respect to the fiscal year ended December 31, 2011. The AIF is available for review by the public on the SEDAR website located at www.sedar.com “Company Profiles – Exeter Resource Corporation” and may also be obtained free of charge by sending a written request to the Company at the Company’s head office located at #1660-999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 – Disclosure of Corporate Governance Practices requires each reporting issuer to disclose its corporate governance practices on an annual basis. The Company’s approach to corporate governance is set forth below.

The common shares of the Company are also listed on the New York Stock Exchange-MKT (“NYSE-MKT”). A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE-MKT standards is set forth below and is available on the Company’s website, www.exeterresource.com.

Board of Directors

NI 52-110 sets out the standard for director independence. Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Company.

Applying the definition set out in NI 52-110, a majority of the members of the Board are independent. The members who are independent are Robert G. Reynolds, Douglas W. Scheving, John C. Simmons and Julian Bavin. Bryce G. Roxburgh, Yale R. Simpson and Louis G. Montpellier are not independent by virtue of the fact that they are or have within the last three years been executive officers of the Company.

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Bryce G. Roxburgh	Rugby Mining Limited Extorre Gold Mines Limited
Yale R. Simpson	Independence Gold Corp. Diamonds North Resources Ltd. Maudore Minerals Ltd. Rugby Mining Limited Extorre Gold Mines Limited
Douglas W. Scheving	Columbus Energy Limited Reva Resources Corporation Remington Resources Inc.
Robert G. Reynolds	Rugby Mining Limited Global GeoScience Limited Extorre Gold Mines Limited
Louis G. Montpellier	Abacus Mining & Exploration Corporation Lithic Resources Ltd. Rugby Mining Limited Independence Gold Corp.
John C. Simmons	None
Julian Bavin	Pan Global Resources Inc. Estrella Resources Limited Prism Resources

Mr. Yale Simpson, Chairman of the Board is not independent however, the Board believes that it has strong, experienced independent directors. On occasions where it is considered advisable, the Company’s independent directors will hold meetings at which non-independent directors and members of management are not in attendance. Since the beginning of the Company’s most recently completed financial year, the independent directors held one meeting. The independent directors are able to exercise their responsibilities for independent oversight of management through their majority control of the Board and through the committees established by the Board which include the Audit Committee, the Compensation Committee and the Nomination and Corporate Governance Committee which are composed entirely of independent directors.

Position Description for the Chairman

The Board does not have a written position description for the Chairman, but considers the Chairman to be primarily responsible for carrying out all strategic plans and policies as established by the Board. The Chairman is an executive and part of management and is the principal officer responsible for corporate communication as well as providing oversight to the functions of management and the Board.

The following table sets out the attendance of the directors at the four Board meetings and one independent director meeting held since the beginning of the most recently completed financial year until the date hereof:

Director	Board Meetings	Independent Director Meeting	Total Meetings Held
Bryce G. Roxburgh	4/4	N/A	4/4
Yale R. Simpson	4/4	N/A	4/4
Douglas W. Scheving	4/4	1/1	5/5
Robert G. Reynolds	4/4	1/1	5/5
Louis G. Montpellier	4/4	N/A	4/4
Julian Bavin	4/4	1/1	5/5
John C. Simmons	3/4	1/1	5/5

Board Mandate

The Board does not have a written mandate. However, it is required to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board actively oversees the development, adoption and implementation of the Company’s strategies and plans. The Board’s responsibilities include:

•	to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the executive officers create a culture of integrity throughout the Company,

•	the Company’s strategic planning process,

•	the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage risk,

•	the Company’s succession planning, including appointing, training and monitoring senior management,

•	the Company’s major business development initiatives,

•	the integrity of the Company’s internal control and management information systems,

•	the Company’s policies for communicating with shareholders and others, and

•	the general review of the Company’s results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include:

•	approval of the annual capital budget and any material changes to the operating budget,

•	approval of the Company’s business plan,

•	acquisition of, or investments in new business,

•	changes in the nature of the Company’s business,

•	changes in senior management, and

•	all matters as required under the Business Corporations Act, applicable U.S. securities laws and exchange rules and regulations.

Position Description for CEO

The Board does not have a written position description for the CEO, but considers the CEO to be primarily responsible for carrying out all strategic plans and policies as established by the Board. The CEO reports to the Board and advises and makes recommendations to the Board. The CEO facilitates communication between the Board and other members of management and employees, and between the Company and its shareholders.

Orientation and Continuing Education

Board turnover is relatively rare. As a result, the Board provides ad hoc orientation for new directors.

On occasions where it is considered advisable, the Board will provide directors with information regarding topics of general interest, such as fiduciary duties and continuous disclosure obligations. The Board also ensures that each director is up-to-date with current information regarding the business of the Company, the role the director is expected to fulfil and basic procedures and operations of the Board. Board members are also given access to management and other employees and advisors, who can answer any questions that may arise. Regular technical presentations are made to the Board members to keep them informed of the Company’s operations.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Company is committed to the highest standards of legal and ethical business conduct. This Code summarizes the legal, ethical and regulatory standards that the Company must follow and is a reminder to directors, officers and employees, of the seriousness of this commitment. Compliance with this Code and high standards of business conduct is mandatory for every director, officer and employee of the Company. The Code will help directors, officers and employees understand what is expected of them and to carry out their responsibilities.

The Code addresses such matters as confidentiality of corporate information, conflicts of interest and corporate opportunities, dealing with competitors, employees conducting business with the Company, the use of corporate assets, compliance with all rules and regulations applicable to the Company’s business, disclosure related matters, and reporting of violations. The Code is available at the Company’s web site, www.exeterresource.com, on the SEDAR website at www.sedar.com and the EDGAR website at www.sec.gov.

In addition to the requirements of the Code, directors are required to comply with the relevant provisions of the Business Corporations Act, applicable Canadian and U.S. securities laws and exchange rules and regulations regarding conflicts of interest. If a director is in a conflict of interest or potential conflict of interest as a result of a proposed contract, that director may not participate in or be permitted to hear the discussion of the matter at any meeting of directors except to disclose material facts and respond to questions. The director will not be counted in determining the presence of a quorum for purposes of the vote and will not vote on any resolution to approve the proposed contract or be present in the meeting room when the vote is taken. Compliance with the Code is a matter of discussion at the meeting of independent directors and is also a part of the Audit Committee oversight.

Nomination of Directors

The Nominating and Corporate Governance Committee is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of the shareholders. Details regarding the Nominating and Corporate Governance Committee are set out below.

Compensation

The Compensation Committee is responsible for reviewing and approving compensation and compensation programs applicable to the senior management of the Company, making recommendations to the Board with respect to the Company’s incentive compensation and equity based compensation and for recommending to the Board remuneration to be paid to directors. Details regarding the Compensation Committee are set out below.

Board Committees

The Board has three committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The committees and their mandates and memberships are described below.

Audit Committee

The Audit Committee meets with the CEO and CFO of the Company and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board the independent registered public accounting firm to be appointed, subject to shareholder approval. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. As at the date hereof, the Audit Committee is composed of John C. Simmons, Robert G. Reynolds and Douglas W. Scheving, all of whom are “financially literate” and “independent” within the meaning of sections 1.4, 1.5 and 1.6 of NI 52-110, applicable U.S. securities laws and exchange rules and regulations.

The Board has not developed a written position description for the Chairman of the Audit Committee but considers the Chairman to be responsible for setting the tone for the committee work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the Audit Committee’s operations, reporting to the Board on the Audit Committee’s decisions and recommendations, setting the agenda and running and maintaining minutes of the meetings of the Audit Committee.

The Company’s AIF, which has been filed on SEDAR, contains additional disclosure regarding the Audit Committee. Please refer to the section of the AIF entitled “Audit Committee” and Appendix 1 to the AIF for further information.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is composed of Julian Bavin, Robert G. Reynolds and Douglas W. Scheving, all of whom are independent directors. The Nominating and Corporate Governance Committee has no formal mandate; however, it oversees, monitors and reviews the quality and effectiveness of corporate governance best practices and disclosure policies. It reviews the composition of the Board members, on a periodic basis, makes recommendations regarding Board composition, analyzes the need for new nominees when vacancies arise and identifies and proposes new nominees who have the necessary competencies and characteristics to meet such needs.

The Board has not appointed a chair for the Nominating and Corporate Governance Committee.

Compensation Committee

The Compensation Committee is responsible for discussing and determining the recommendations that it will make to the Board regarding the CEO’s compensation, with reference to the general objectives of the Company’s compensation strategy. The Compensation Committee also makes recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans. The Compensation Committee reviews executive compensation disclosure before the Company publicly discloses the information. Compensation matters may also be reviewed and approved by the entire Board.

The Compensation Committee is composed of Robert G. Reynolds (Chairman), John C. Simmons and Douglas W. Scheving, all of whom are independent.

The Board has not developed a written position description for the Chairman of the Compensation Committee but considers the Chairman to be responsible for setting the tone for the committee work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the Compensation Committee’s operations, reporting to the Board on the Compensation Committee’s decisions and recommendations, setting the agenda and running and maintaining the minutes of meeting of the Compensation Committee.

While the Compensation Committee has the authority to retain compensation consultants to advise the committee, no such consultants were retained since the beginning of the Company’s most recently completed financial year.

Assessment

The Company has not adopted a formal process for assessing the Board, its members and committees. Nevertheless, the entire Board does regularly assess the Board, its members and committees on an informal basis. The majority of the Board members serve as directors for other public companies and utilize that experience when assessing the Board, its members and committees.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the re-appointment of PricewaterhouseCoopers LLP as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on October 17, 2007.

ADDITIONAL INFORMATION

Additional information relating to the Company is on the SEDAR website at www.sedar.com and EDGAR website at www.sec.gov under “Exeter Resource Corporation”. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year. Shareholders may request copies of the Company’s financial statements and MD&A by contacting the Company’s CFO at the following address:

Exeter Resource Corporation

Suite 1660, 999 West Hastings Street

Vancouver, British Columbia, Canada V6C 2W2

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

NYSE-MKT CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE-MKT. Section 110 of the NYSE-MKT Company Guide permits the NYSE-MKT to consider the laws, customs and practices of foreign issuers in relaxing certain listing criteria, and to grant exemptions from listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to standards is as follows:

Shareholder Meeting Quorum Requirement: The minimum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on the NYSE-MKT is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles. A quorum for a meeting of shareholders of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth is Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval for Issuance of Shares: Section 713 of the Company Guide requires shareholder approval as a prerequisite to approval of applications to list additional shares when the additional shares will be issued in connection with a transaction involving the sale or issuance by a company of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock. However, the issuance of common stock in an amount in excess of 20% of the presently outstanding stock for less than book or market value, without shareholder approval, is not prohibited under the rules of the TSX and TSX Venture Exchange (“TSX-V”) and does not constitute a default under the TSX and TSX-V rules or any applicable laws in Canada. For past transactions, the Company has followed the rules of the TSX and TSX-V and applicable laws in Canada and in future transactions, the Company may seek similar exemptions from the requirements of section 713 of the NYSE-MKT Company Guide.

The foregoing are consistent with the laws, customs and practices in Canada.